Exhibit 99.2

SciSparc: Wellution™ Signs an Agreement with Logistics Facilities in New Jersey to Supports its Expansion to Additional e-Commerce Platforms

Agreement is expected to optimize handling and shipment processes and reduce direct sales costs

TEL AVIV, Israel, Nov. 01, 2022 (GLOBE NEWSWIRE) --   SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that SciSparc Nutraceuticals Inc. ("SciSparc Nutraceuticals"), its wholly owned subsidiary, has signed an agreement with logistics facilities in New Jersey, U.S. as part of SciSparc Nutraceuticals' plans to expand sales of its WellutionTM ("the brand") products to new online platforms.

The logistics facilities are located near the second largest port in the U.S., Newark Airport and JFK Airport in New York. The logistics facilities offer an aggregate of 100,000 square feet with 20 loading docks for loading and unloading container and trucks. The facilities handle supply chain, inventory and order processing for many e-Commerce businesses.

"The success of an online brand depends, amongst other things, on operational efficiency and low costs that enable high margins on each sale. The establishment of access to advanced logistics infrastructure, to support our shift from selling our products on Amazon to making direct sales and expanding to additional eCommerce platform , is a key element in our plans for the future," Oz Adler, SciSparc's Chief Executive Officer, commented. "The facilities we engaged with offer a wide range of services - from intake and storage space for WellutionTM products, order processing direct shipping to the brand's customers and more. We intend to commence preparations for the launch of our direct sales operations and we explore possible platforms to launch in the brand’s products".

About SciSparc Ltd. (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer's disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

About SciSparc Nutraceuticals Inc.

SciSparc owns Wellution™, a brand that sells dozens of hemp-based products, including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States. Wellution™ offers eight variations of natural hemp candy supplements under two parent Amazon Standard Identification Numbers (“ASINs”) on Amazon that are differentiated by their hemp oil potency. The leading parent ASIN, which was launched in 2019, has received over 26,500 reviews and is consistently ranked as the #1 best seller in the category. In total, the brand has over 40,000 product reviews, most of which are 4 and 5-star reviews.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses its expansion plans for the WellutionTM brand and its future success, preparing to launch direct sales operations and exploring other platforms to launch in the brand’s products, its intention to reduce supply chain and direct sales costs. Because such statements deal with future events and are based on SciSparc's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward- looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055